Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-43536, 333-107245, 333-75314) pertaining to the Employee Stock Purchase and 2000 Equity Incentive Plan of American Medical Systems Holdings, Inc. of our reports dated March 8, 2005, with respect to the consolidated financial statements and schedule of American Medical Systems Holdings, Inc., American Medical Systems Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of American Medical Systems Holdings, Inc., included in this Annual Report (Form 10-K) for the year ended January 1, 2005.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
March 14, 2005